Exhibit 4.65

Power of Attorney

This Power of Attorney is executed by Ye Hong (ID Card No.: 332522197605124408) (the “Trustor”) on January 31, 2023 and issued to Zhejiang Mengxiang Consulting Service Co., Ltd. (the “Trustee”).

I, Ye Hong, hereby grant to the Trustee a special power of attorney, authorizing the Trustee to exercise or to delegate, as my proxy and on my behalf, the following rights enjoyed by myself in my capacity as a shareholder of Zhejiang Lishui Mengxiang Education Development Co., Ltd. (the “Target Company”), including but not limited to:

(1) propose the convening of, and attend shareholders’ meetings as my proxy in accordance with the articles of association of the Target Company;

(2) exercise, as my proxy, voting rights with respect to all matters discussed and resolved by the shareholders’ meeting of the Target Company, including but not limited to, the appointment and election of the directors/executive directors, the supervisor, the general manager, the deputy general manager, the finance controller and other senior management of the Target Company, and the determination of dissolution and liquidation of the Target Company, the designation and appointment of members of the liquidation team of the Target Company and/or their proxies, approval of liquidation plans and liquidation reports, etc.;

(3) execute any minutes of the shareholders’ meeting, resolutions of the shareholders (general meeting) or other legal documents that I, as a shareholder of the Target Company, have the right to execute;

(4) instruct the directors/executive directors or legal representatives of the Target Company to act in accordance with the intentions of the Trustee;

(5) exercise other voting rights of the shareholders under the articles of association of the Target Company as my proxy (including any other voting rights of shareholders as provided after amendment to such articles of association);

(6) handle legal procedures such as registration, examination and approval and license of the Target Company with the administration for industry and commerce or other competent government departments;

(7) decide to transfer or otherwise dispose of the equity interest held by the Trustor in the Target Company; and

(8) other rights of any shareholder provided by applicable laws and regulations of PRC and the articles of association of the Target Company (as amended from time to time).

The Trustee shall have the right to designate, and delegate such authority granted to the Trustee, to the Trustee’s directors or individuals designated by him/her.

If the Trustee’s civil rights are inherited or succeeded by the successor or the liquidator due to division, merger, liquidation and any reasons of the Trustee, the successor or the liquidator shall have the right to exercise all the above rights in place of the Trustee.

I irrevocably agree that the authorization and entrustment recorded in this Power of Attorney shall not be invalid, cancelled, derogated or undergo other similar adverse change due to the increase, decrease or consolidation of my equity interest in the Target Company or other similar events. The authorization and entrustment recorded in this Power of Attorney shall not be invalid, revoked, reduced or changed adversely due to my incapacity, limitation of my capacity, death, divorce or other similar events.

This Power of Attorney is a part of the Proxy Agreement of Shareholders executed by and among the Trustor, the Trustee, the Target Company and other entities simultaneously, and matters not mentioned herein, including but not limited to, the applicable laws, the dispute resolution, the validity term, and the definitions and interpretations, are governed by the relevant provisions of the Proxy Agreement of Shareholders.

Hereby authorize.

Trustor (Signature):

January 31, 2023